Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

22 January 2008

Imperial Tobacco Group PLC’s Offer for Altadis, S.A. becomes unconditional

Imperial Tobacco Group PLC (“Imperial Tobacco”) was today informed of the level of acceptances of its cash offer for Altadis, S.A. (“Altadis”) of €50 per share (the “Offer”) in respect of the Altadis shares listed on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia only (the “Spanish Stock Exchange Shares”).  The Offer closed on 18 January 2008.

Valid acceptances were received in respect of 235,922,978 Spanish Stock Exchange Shares, representing approximately 93.5% of Altadis’ total issued share capital. The above level of acceptances does not represent the final result of the Offer as it does not include acceptances received in respect of Altadis shares listed on Eurolist by Euronext Paris (the “French Stock Exchange Shares”).  Imperial Tobacco understands that approximately 3% of Altadis’ total issued share capital is listed on Eurolist by Euronext Paris.

It is expected that the Comisión Nacional del Mercado de Valores (the “CNMV”), the Spanish Securities and Exchange Commission, will announce the final result of the Offer (which will include the acceptances in respect of the French Stock Exchange Shares) on 25 January 2008.

The level of acceptances in respect of the Spanish Stock Exchange Shares is such as to satisfy the 80% minimum acceptance condition to the Offer.  Accordingly, the Offer has become unconditional.

In addition, as the level of acceptances is above 90% of Altadis’ total issued share capital, the conditions set out in article 47 of the Royal Decree 1066/2007 of 27 July relating to the legal regime applicable to public takeover bids in Spain, applicable to the squeeze-out and sell-out rights (as described in the offer prospectus relating to the Offer), have also been satisfied.  Imperial Tobacco intends to use the squeeze-out mechanism to compulsorily acquire all of the outstanding Altadis shares at a price of €50 per share.

The Altadis shares will be de-listed from the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and from Eurolist by Euronext Paris following completion of the squeeze-out process.

After the CNMV announces the final result of the Offer, Imperial Tobacco will release a further, more detailed, announcement relating to the final result of the Offer, which will include, among other things, its intentions in relation to Compañía de Distribución Integral Logista, S.A. and further details regarding the implementation of the squeeze-out and sell-out mechanisms.

Enquiries

Imperial Tobacco
Alex Parsons (Head of Corporate Communications)	Tel:+44 (0) 117 933 7241
Simon Evans (Group Press Officer)	Tel:+44 (0) 117 933 7375
John Nelson-Smith (Investor Relations Manager)	Tel:+44 (0) 117 933 7032
Nicola Tate (Investor Relations Manager)	Tel:+44 (0) 117 933 7082

Citi	Tel:+44 (0) 20 7986 4000
(lead financial adviser to Imperial Tobacco)
Ian Carnegie-Brown
Ian Hart
Mark Todd

Manuel Falco	Tel:+34 (0) 91 538 4411

Hoare Govett	Tel:+44 (0) 20 7678 8000
(joint corporate broker to Imperial Tobacco)
Hugo Fisher
Paul Nicholls

Morgan Stanley	Tel:+44 (0) 20 7425 5000
(joint corporate broker to Imperial Tobacco)
Paul Baker

Citi, Hoare Govett limited and Morgan Stanley & Co. International limited which  are authorised and regulated in the United Kingdom by the Financial Services Authority,  are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett limited and Morgan Stanley & Co. International limited respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com